EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Limited Reports Third Quarter 2022 Financial Results

TAIPEI, Taiwan, Dec. 28, 2022 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the nine months ended September 30, 2022. Unless otherwise indicated, all data are reported in U.S. Dollars at the exchange rate prevailing on the date of the event or result reported.

First Nine Months 2022 Financial Results (Ended September 30, 2022), and 2021 comparative results

	First 9 Months 2022	First 9 Months 2021	CHANGE
Revenues	$310.7 million	$330.7 million	(6.0%)
Operating Profit/(Loss)	$3.8 million	$6.5 million	(41.5%)
Net Income/(Loss)	$0.6 million	$(1.4) million	141.2%
EPS(1)	$0.03	$(0.10)	130.0%

(1)The calculation of the earnings per share is based on 20,020,364 and 13,820,653 basic and diluted weighted average common shares issued and outstanding for the nine months ended September 30, 2022 and 2021, respectively

Revenues for the nine months ended September 30, 2022, were $310.7 million, a decrease of 6.0% from $330.7 million compared to the nine months ended September 30, 2021. The decrease was primarily attributable to revenue decreases across the Company’s Thailand and North Asia regions. Net revenue in the Company’s Thailand region decreased by 8.1%, primarily attributable to the decrease in sales from the public sector in 2022 and the depreciation of the Thai Baht, which depreciated by 9.91% compared to 2021. Revenues in the Company's North Asia region decreased by 27.6%, primarily due to the impact of the conflict in Ukraine. The price of raw materials, crude oil, and natural gas rose, which squeezed the export market for home appliances and electronic consumer products, and export volume shrank. China’s COVID lockdowns added to supply chain problems, and the Sino-American trade war has affected the world economy. Revenues in the Company's Rest of World (“ROW”) region increased by 13.0% due to orders released to the market after the government removed certain COVID-19 restrictions in Singapore. A decline in the demand for cables decreased revenues in Australia. The Company's North Asia region includes China and Hong Kong; the Thailand region consists of operations and sales within Thailand; the ROW region includes Singapore, Australia, and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

Operating profit for the nine months ended September 30, 2022, was $ 3.8 million, a decrease of 41.09 % from $6.4 million for the nine months ended September 30, 2021. The operating profit margin decreased from a profit of 1.95% in 2021 to a profit of 1.23% in 2022. In the Thailand region, the operating profit margin decreased from 2.54% in 2021 to 2.51% in 2022. Operating profit fell following a decline in higher margin Thai government projects and the fluctuation of copper prices. In the North Asia region, the operating profit margin decreased from 4.62% in 2021 to 0.69% in 2022, resulting from decreased sales volume and the fluctuation of copper prices. The ROW region’s operating profit margin slightly increased from 1.20% in 2021 to 1.22% in 2022, as the increase in sales volume in Singapore was offset by the decrease in Australia because of competition.

Selling, general and administrative expenses for the nine months ended September 30, 2022, were $18.6 million, compared to $19.2 million reported for the nine months ended September 30, 2021. Net income attributable to APWC shareholders was $0.6 million for the first nine months of 2022, compared to a net loss of $(1.4) million for the first nine months of 2021. The increase in net income was primarily due to a decrease in the exchange loss. The weighted average number of shares issued and outstanding was 20.02 million and 13.82 million for the nine months ended September 30, 2022, and 2021, respectively.

Financial Condition

APWC reported $47.5 million in cash and cash equivalents as of September 30, 2022, compared to cash and cash equivalents of $44.5 million as of December 31, 2021.

Current assets totaled $285.7 million as of September 30, 2022, compared to $312.0 million as of December 31, 2021. Working capital was $154.3 million as of September 30, 2022. Short-term bank loans were $38.6 million at September 30, 2022, a decrease of 37.9% from $62.1 million at December 31, 2021. The Company had $12.0 million in long-term debt outstanding at September 30, 2022, compared to $3.3 million in long-term debt as of December 31, 2021. Shareholders’ equity attributable to APWC was $139.9 million as of September 30, 2022, compared to $147.5 million as of December 31, 2021.

APWC reported $5.7 million in cash provided by operating activities during the nine months ended September 30, 2022, compared to cash used in operating activities of $52.0 million in the corresponding period in 2021. The increase in cash generated by operating activities in the first nine months of 2022 was primarily attributable to greater inventory purchased in 2021. The Company reported $1.5 million in cash outflows from investing activities during the nine months ended September 30, 2022, compared to $4.4 million in cash outflows in the same period of 2021. The decrease in cash used in investing activities in the first nine months of 2022 was attributable primarily to greater purchases of property, plant and equipment in 2021. APWC reported $6.5 million in cash inflows from financing activities during the first nine months of 2022, compared to $51.0 million in cash inflows from financing activities in the same period of 2021. The decrease in cash inflows is due to a decrease in borrowings in 2022.

We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation Limited

Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through operating subsidiaries. Through its subsidiaries, the Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the Peoples Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement

This release contains certain forward-looking statements relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as believes, anticipates, expects, estimates, intends, plans or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:
Investor Relations Contact:
Skyline Corporate Communications Group, LLC
Lisa Gray, Senior Account Manager
One Rockefeller Plaza, 11th Floor
New York, NY 10020
Office: (646) 893-5835
Email: lisa@skylineccg.com

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Non-Audited)
(Amounts in thousands of US Dollars, except share data)

	For the nine months
	ended September 30,
	2022	2021
	(Non-Audited)	(Non-Audited)
Revenue	$310,734	$330,715
Cost of sales	(289,267)	(305,267)
Gross profit	21,467	25,448

Other operating income	944	363
Selling, general and administrative expenses	(18,589)	(19,210)
Other operating expenses	(4)	(120)
Operating profit	3,818	6,481

Finance costs	(1,124)	(920)
Finance income	82	93
Share of loss of associates	(1)	(1)
Exchange loss	(1,309)	(5,620)
Other income	1,691	1,533
Other expense	(3)	(1)
Profit before tax	3,154	1,565
Income tax expense	(1,700)	(2,848)
Profit/(loss) for the period	$1,454	$(1,283)

Attributable to:
Equity holders of the parent	$576	$(1,399)
Non-controlling interests	$878	$116
Basic and diluted profit/(loss) per share	$0.03	$(0.10)
Basic and diluted weighted average common shares outstanding	20,020,364	13,819,669

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Non-Audited)
(Amounts in thousands of US Dollars, except share data)

	For the nine months
	ended September 30,
	2022	2021
	(Non-Audited)	(Non-Audited)
Profit/(Loss) for the period	$1,454	$(1,283)
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of nil	(22,393)	(18,194)
	(22,393)	(18,194)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	(1,499)	1,158
Income tax effect	300	(232)
	(1,199)	926
Re-measuring income on defined benefit plans	378	428
Income tax effect	(75)	(86)
	303	342

Other comprehensive loss for the year , net of tax	(23,289)	(16,926)
Total comprehensive loss for the period, net of tax	(21,835)	(18,209)
Attributable to:
Equity holders of the parent	(15,522)	(10,865)
Non-controlling interests	(6,313)	(7,344)
	$(21,835)	$(18,209)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of September 30, 2022 (Non-audited)	As of December 31, 2021 (Audited)

Assets
Current assets
Cash and cash equivalents	$47,522	$44,507
Financial assets at fair value through profit or loss	888	249
Trade receivables	80,775	103,564
Other receivables	2,291	2,648
Contract assets	6,898	11,381
Due from related parties	11,569	13,965
Inventories	128,757	128,797
Prepayments	3,465	2,526
Other current assets	3,520	4,366
	285,685	312,003
Non-current assets
Financial assets at fair value through other comprehensive income	1,351	2,929
Property, plant and equipment	46,824	54,419
Right of use assets	3,120	3,393
Investment properties	5,063	5,809
Intangible assets	136	129
Investments in associates	737	835
Deferred tax assets	6,484	7,241
Other non-current assets	2,628	2,670
	66,343	77,425
Total assets	$352,028	$389,428

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of September 30, 2022 (Non-audited)	As of December 31, 2021 (Audited)
Liabilities
Current liabilities
Interest-bearing loans and borrowings	$38,580	$62,083
Trade and other payables	44,535	44,784
Due to related parties	16,710	11,865
Accruals	18,433	23,374
Current tax liabilities	1,492	3,394
Employee benefit liabilities	2,004	1,987
Lease liabilities	521	571
Other current liabilities	9,097	14,135
	131,372	162,193

Non-current liabilities
Interest-bearing loans and borrowings	12,000	3,304
Employee benefit liabilities	7,768	8,593
Lease liabilities	1,804	1,916
Deferred tax liabilities	4,240	4,105
	25,812	17,918
Total liabilities	157,184	180,111

Equity
Issued capital	206	138
Additional paid-in capital	118,103	110,249
Treasury shares	(38)	(38)
Retained earnings	50,766	50,190
Other components of equity	(29,137)	(13,039)
Equity attributable to equity holders of the parent	139,900	147,500
Non-controlling interests	54,944	61,817
Total equity	$194,844	$209,317
Total liabilities and equity	$352,028	$389,428

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Non-Audited)
(In thousands of U.S. Dollars)

	For the years
	ended September 30,
	2022	2021
	(Non-Audited)	(Non-Audited)
Net cash provided by/(used in) operating activities	$5,701	$(52,030)
Net cash used in investing activities	(1,477)	(4,446)
Net cash provided by financing activities	6,512	50,989
Effect of exchange rate on cash and cash equivalents	(5,726)	(6,605)
Net increase (decrease) in cash and cash equivalents	5,010	(12,092)
Cash and cash equivalents at beginning of period	42,512	52,237
Cash and cash equivalents at end of period	$47,522	$40,145